EXHIBIT 99.1

Liminal BioSciences Announces Termination of Legacy CDMO Contract

  Termination results in anticipated cash savings of $33.1 million
  Removes last of legacy contracts associated with former plasma-derived therapeutics business

LAVAL, QC and CAMBRIDGE, ENGLAND, Aug. 25, 2022 /CNW Telbec/ - Liminal BioSciences Inc. (Nasdaq: LMNL) ("Liminal BioSciences" or the "Company"), a development-stage biopharmaceutical company, announced today that, effective immediately, its long-term legacy Master Services Agreement, entered into in May 2015 as amended, relating to its previously owned plasma-derived therapeutics business ("CDMO Agreement"), was terminated by mutual agreement between the parties. The Company had previously sent an early five-year termination notice to terminate the CDMO Agreement in August 2021. The CDMO Agreement included a minimum purchase commitment of $9 million per year for the remainder of the contract.

This termination of the CDMO Agreement is part of the Company's previously disclosed objective to streamline its business, divest its non-core assets and eliminate contracts associated with its previously owned plasma-derived therapeutics business.

The Termination Agreement results in the termination of the CDMO Agreement effective immediately, and all obligations of the Company associated therewith, including any annual minimum purchase commitments. Under the terms of the Termination Agreement, Liminal BioSciences will pay a total of $18 million, of which $11.2 million was paid upon execution of the Termination Agreement and covers past sums due to the date of termination. The Company will make two further payments of which $3.4 million will be payable in the first quarter of 2023 and the remaining $3.4 million will be payable in the first quarter of 2024. The Termination Agreement contains customary releases.

"We are very pleased to have reached this agreement, which results in anticipated cash savings of approximately $33.1 million, and significantly reduces the last of our financial commitments relating to our previously owned plasma-derived therapeutics business", stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences.

About Liminal BioSciences Inc.

Liminal BioSciences is a development stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform with a data driven approach. The Company is currently developing GPR84 antagonists and OXER1 antagonists. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences' objectives, strategies and businesses that involve risks and uncertainties. Forward–looking information includes statements concerning, among other things: the potential financial and other benefits of terminating the CDMO Agreement, the Company's ability to streamline its business, divest its non-core assets and eliminate contracts associated with its previously owned plasma-derived therapeutics business, ability to achieve cash savings, advancement of Liminal Biosciences' product candidates, the outcome of anticipated clinical trials; the analysis of our clinical trial data; the potential development of Liminal Biosciences' R&D programs; the properties of our drug candidates; the timing of initiation or nature of preclinical and clinical trials and potential therapeutic areas.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company's ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company's workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; the Company's ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences' may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences' business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

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%CIK: 0001351172

For further information: Corporate Contact: Shrinal Inamdar, Manager, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact: Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 07:05e 25-AUG-22